SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of January 13, 2004

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

SIGNATURES
KLM PRESS STATEMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: January 13, 2004	By	/s/ R.A. Ruijter Name: R.A. Ruijter Title: Managing Director & CFO

	By	/s/ J.E.C. de Groot Name: J.E.C. de Groot Title: SVP & General Secretary

04/003

KLM PRESS STATEMENT

AMSTELVEEN, January 12, 2004 — Koninklijke Luchtvaart Maatschappij nv (KLM) announces that it has filed a Form 20-F/A with the U.S. Securities and Exchange Commission (the SEC). This Form 20-F/A amends certain items of KLM’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003, which was filed with the SEC on June 12, 2003.

In connection with KLM’s proposed combination with Air France, KLM’s Annual Report on Form 20-F will be incorporated by reference by Air France into a registration statement under the U.S. Securities Act of 1933 on Form F-4. The amendments were made in that connection and to increase the comparability of information in the Form F-4 to that contained in KLM’s Annual Report on Form 20-F.

A copy of the Form 20-F/A may be obtained from KLM’s investor relations website (http://investorrelations.klm.com) under the heading ‘SEC filings’.

For more information, please contact Investor Relations at +31 20 649 30 99, or Media Relations at +31 20 649 45 45.

AMS/IR/BvK

03/092

KLM PRESS STATEMENT

AMSTELVEEN, December 30, 2003 — Koninklijke Luchtvaart Maatschappij nv (KLM) announces that it has filed today its interim results for the first six months of fiscal 2003/04 (April — September 2003) reconciled under US GAAP with the U.S. Securities and Exchange Commission (SEC). These figures will be cross-referenced in the registration statement on Form F-4 that will be filed with the SEC by Air France in due course.

In addition to the regular reconciling item relating to pension accounting, the main difference between the interim results under Netherlands GAAP and under US GAAP relates to the accounting treatment of KLM’s reorganization provision (EUR 75 million). Under US GAAP, this provision has been recognized in the first half of the current fiscal year, while under Netherlands GAAP it has already been recognized in the previous fiscal year.

A copy of the interim results under US GAAP filed with the SEC may be obtained from KLM’s investor relations website (http://investorrelations.klm.com) under the heading ‘SEC filings’.

For more information, contact Investor Relations at +31 20 649 3099, or Media Relations at +31 20 649 4545.

AMS/IR/BvK